Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street   |   San Francisco, CA 94105-2228   |   tel 415.983.1000   |   fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880   |   San Francisco, CA 94120-7880

Blair W. White

tel 415.983.7480

blair.white@pillsburylaw.com

January 14, 2010

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Pamela Long Assistant Director

Re:	REG Newco, Inc.
Amendment No. 6 to Registration Statement on Form S-4
Filed January 7, 2010
File No. 333-161187

Dear Ms. Long:

REG Newco, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated January 13, 2010. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Amendment No. 6 to Registration Statement on Form S-4

General

1.	We note that Exhibit 5.1 (the legality opinion of Nyemaster, Goode, West, Hansen & O’Brien, PC) is dated as of October 23, 2009, Exhibit 8.1 (the tax opinion of Nyemaster, Goode, West, Hansell & O’Brien, PC) is dated as of November 10, 2009, and Exhibit 8.2 (the Iowa tax opinion of Christianson & Associates, PLLP) is dated as of November 10, 2009. Please have these exhibits and their associated consents updated as of a reasonably proximate date and re-file them as exhibits to the registration statement.

Response: The legal opinions filed as exhibits 5.1, 8.1 and 8.2 were updated on January 13, 2010 and have been re-filed with Amendment No. 7 to the Registration Statement.

www.pillsburylaw.com

January 14, 2010

Unaudited Pro Forma Financial Information, page 37

Unaudited Pro Forma Balance Sheet, page 41

2.	Based upon the information provided in paragraph 3 of footnote (o), it appears to us that the redemption value and the redemption amount per share, should be based on $16.50, rather than $13.75, as indicated on the redeemable preferred stock line of the pro forma balance sheet. Please revise your document accordingly.

Response: The Registrant has revised its pro forma balance sheet and updated the corresponding footnote in response to the Staff’s comment.

Executive Compensation, page 234

3.	Please update your disclosure to cover the fiscal year ended December 31, 2009. Please see paragraph 217.11 of our Compliance and Disclosure Interpretations under Regulation S-K.

Response: The Registrant has updated its executive compensation disclosure in response to the Staff’s comment.

* * *

The Registrant acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 14, 2010

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (415) 983-7480.

Very truly yours,

/s/ Blair W. White
Blair W. White

cc:	Jeffery Stroburg

Daniel J. Oh

Chad Stone